Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant:

Alphabet Inc.

Name of persons relying on exemption:

Trillium Asset Management, LLC

Address of persons relying on exemption:

One Congress Street, Suite 3101, Boston, MA 02114

The attached written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934.

This is NOT a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted.

2

Alphabet Inc.
Vote FOR Proposal 7

Shareholder proposal requesting Alphabet Inc.

Provide Enhanced Disclosure of Climate Plans

Dear Alphabet Inc. Shareholder,

Trillium Asset Management, LLC (“Trillium”) urges you1 to vote FOR Proposal 7 “Shareholder proposal requesting Alphabet Inc. provide additional information illustrating if and how it will meet its climate goals” (the “Proposal”) at the Alphabet Inc. (“Alphabet” or “the Company”) annual meeting of shareholders on June 6, 2025. The Proposal seeks additional disclosure regarding the Company’s plan to reach its 2030 greenhouse gas (GHG) emissions reduction targets.

The Proposal

RESOLVED: Given the Company’s growing GHG emissions and the challenge of meeting its goals, shareholders request Alphabet disclose additional information illustrating if and how it will meet its 2030 climate goals. This disclosure should be beyond existing disclosures, at reasonable cost, omitting proprietary information, and made annually.

For the following reasons, we are urging Alphabet shareholders to vote FOR Proposal 7:

1.	Alphabet has set ambitious 2030 climate targets and reports that it is currently not on track to meet them. We believe the Company’s existing disclosures do not adequately inform its investors whether and how it expects to meet its targets, what its anticipated emissions reduction pathway is, or whether it plans to pivot its emissions reduction strategies and/or investments. Alphabet could close this information gap by disclosing additional information such as its key assumptions, planned action steps, scenario analyses, contingencies, and uncertainties associated with reaching its targets, thereby providing its investors with insightful and decision-useful information.

2.	Inadequate disclosure of Alphabet’s plans to meet its 2030 climate targets could expose it reputational and competitive risk. Should Alphabet be forced to significantly change its business strategies, investments, or plans in order to meet its climate targets - or have to change its targets - it could experience a backlash from its investors, customers, and employees who feel underinformed. Providing additional information about the pace, timing, and challenges associated with its anticipated climate action steps could better orient the Company’s stakeholders and avoid a loss of investor confidence, brand loyalty, or both when it implements strategic changes.

_____________________________

1 This communication is an exempt proxy solicitation submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. This is not a solicitation of authority to vote your proxy and Trillium Asset Management, LLC will not accept proxies if sent. Trillium Asset Management, LLC urge shareholders to vote for the proposals discussed in this communication following the instructions provided on the management’s proxy mailing. The cost of this communication is being borne entirely by Trillium Asset Management, LLC.

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Alphabet Inc.’s proxy statement.

3

3.	By fulfilling the request of the Proposal, Alphabet could meet rising investor expectations and regulatory requirements seeking climate transition plan disclosures. Investors are increasingly asking companies to provide climate transition plans, which can include the types of information requested by the Proposal, for achieving their climate targets.[2,3,4] Additionally, new regulations adopted by the European Union (EU) require Alphabet to disclose a climate transition plan by 2030. By providing additional disclosure now, Alphabet could better satisfy investor interest and prepare to respond to EU regulations.

4.	Leading corporate climate transition plans are available and can serve as model disclosures for Alphabet. Although the Proposal does not specifically call on Alphabet to issue a climate transition plan, such plans contain many of the disclosures investors seek. Ball Corporation,[5] National Grid,[6] Unilever.[7] Levi Strauss,[8] General Mills,[9] and Intel[10] have issued climate transition plans that articulate their respective strategies and timelines for reaching their climate targets and provide decision-useful information to their investors and stakeholders. Alphabet can do the same.

Analysis

The continued emission of GHGs into the atmosphere portends ongoing physical threats to human health and well-being11 and reduced access to natural resources.12 Anticipated destabilization of the global economy is well documented..13,14,15,16 In fact, certain financial models predict that the acute and chronic effects of climate change may reduce global GDP between 12% to19% by 2050.17,18

_____________________________

2 https://www.fsb.org/2025/01/the-relevance-of-transition-plans-for-financial-stability/

3 https://www.ibanet.org/Understanding-climate-transition-plans

4 https://www.ey.com/content/dam/ey-unified-site/ey-com/en-gl/insights/climate-change-sustainability-services/documents/ey-gl-global-climate-action-barometer-11-2024.pdf?trk=public_post_comment-text#page=4.10

5 https://www.ball.com/getattachment/1682b13b-4f76-43ab-a111-733d2d70889f/NET-ZERO-REPORT-2023.pdf

6 https://www.nationalgrid.com/document/151931/download

7 https://www.unilever.com/files/ctap.pdf

8 https://www.levistrauss.com/wp-content/uploads/2024/10/Climate-Transition-Plan.pdf

9 https://www.generalmills.com/-/media/project/gmi/corporate/corporate-master/files/about-us/commitments/general-mills-climate-transition-action-plan.pdf?rev=6be602cf6d8347528ecd5b40216f704b

10 https://www.intel.com/content/www/us/en/environment/climate-transition-action-plan.html

11 https://www.ipcc.ch/2022/02/28/pr-wgii-ar6/

12 Ibid.

13 https://home.treasury.gov/system/files/261/FSOC-Climate-Report.pdf, at 1-2

14 https://www.federalreserve.gov/econres/notes/feds-notes/climate-change-and-financial-stability-20210319.html

15 https://www.ecb.europa.eu/press/financial-stability-publications/macroprudential-bulletin/html/ecb.mpbu202206_2~1bec56088f.en.html

16 https://www.unepfi.org/wordpress/wp-content/uploads/2024/09/NZAOA_Urgent-CtA_final.pdf#page=3.10

17 https://www.federalreserve.gov/econres/notes/feds-notes/climate-change-and-financial-stability-20210319.html

18 https://www.nature.com/articles/s41586-024-07219-0

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Alphabet Inc.’s proxy statement.

4

Recognizing the global imperative to substantially mitigate GHG emissions, limit temperature rise, and avoid the worst effects of climate change, Alphabet became the first major company to match 100% of its annual global electricity with renewable energy, and in 2021, it announced it would reach net-zero GHG emissions, reduce 50% of its operational and value chain emissions, and source 24/7 carbon free energy (CFE) for its worldwide operations by 2030.

Yet, despite its commitments, Alphabet’s GHG emissions have ballooned, rising 13% higher in 2023 than the previous year and 48% higher than in 2019.19 The Company points to its rapid development of energy-intensive data centers, which house the infrastructure (servers, storage systems, networking equipment, and related hardware) that power its AI models, as the primary cause.20 Alphabet further notes that its data center energy consumption is “outpacing” its ability to bring on clean energy projects.21

The Real-World Impacts of Data Centers

The breakneck speed of data center construction, size of hyperscale data centers, expansion of utility generation, transmission, and distribution assets, and increase in climate-warming emissions associated with data center electricity consumption have raised concerns about data center impacts to communities, utility grids, and the climate.

Just focusing on a narrow subset of those concerns – data centers’ sizeable electricity demand and consumption – the scale of impact is troubling. For example, one hyperscale data center can consume as much energy as thousands of households,22 and leading AI developers, including Alphabet, are currently designing data centers that will draw more than 1 GW of power per site.23 Putting that figure into context, 1 GW of power is comparable to the average sized nuclear power plant in the United States.24

_____________________________

19 https://www.gstatic.com/gumdrop/sustainability/google-2024-environmental-report.pdf#page=8

20 Ibid.

21 https://www.gstatic.com/gumdrop/sustainability/google-2024-environmental-report.pdf#page=34

22 https://vcnva.org/agenda-item/responsible-data-center-development/

23 Google CEO: We're working on 1GW data centers, seeing money going into SMRs - DCD

24 https://www.energy.gov/sites/prod/files/2019/01/f58/Ultimate%20Fast%20Facts%20Guide-PRINT.pdf#page=4

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Alphabet Inc.’s proxy statement.

5

Moreover, according to a 2024 report by Goldman Sachs, data center electricity demand is only predicted to grow. Total demand from data centers is anticipated to comprise 8% of total US power demand by 2030, up from approximately 3% today.25 Further, a 2024 Lawrence Berkeley National Laboratory analysis estimates data center-driven electricity consumption will reach 6.7% to 12% of total U.S consumption by 2028.26

In the United States, where approximately 60% of the country’s electricity is fossil fuel generated,27 data center electricity load not being powered by clean energy is instead being powered by burning fossil fuels. In several states where Alphabet is building new data centers, local utilities are scrambling to increase their generation capacity by delaying coal plant retirements and/or planning to build or are considering building new natural gas power plants to meet burgeoning AI-hosting data center loads.28,29,30

ALPHABET’S LACK OF DISCLOSURE EXPOSES IT TO REPUTATIONAL AND COMPETITIVE RISK

Alphabet’s, i.e. Google’s, products have a global reach and are used by multiple generations of consumers.31,32,33 Its products are especially integrated into the lives of teens and young adults who watch YouTube, own Chromebooks, and use Chrome, Google Classroom, Google Drive, and Gmail to research, complete assignments, and share their coursework.34,35,36 As its younger customers, a demographic for whom climate change may pose significant physical and financial risk, reach adulthood and become increasingly aware of pressing societal issues, they may scrutinize Alphabet’s promise to curb its climate-warming GHG emissions if not fulfilled.

_____________________________

25 https://www.goldmansachs.com/pdfs/insights/pages/generational-growth-ai-data-centers-and-the-coming-us-power-surge/report.pdf#page=3.06

26 https://eta-publications.lbl.gov/sites/default/files/2024-12/lbnl-2024-united-states-data-center-energy-usage-report.pdf#page=5.09

27 https://www.eia.gov/tools/faqs/faq.php?id=427&t=3#:~:text=In%202023%2C%20about%204%2C178%20billion,facilities%20in%20the%20United%20States.&text=About%2060%25%20of%20this%20electricity,%2C%20petroleum%2C%20and%20other%20gases.

28 https://www.powermag.com/power-demand-from-data-centers-keeping-coal-fired-plants-online/

29 https://www.bizjournals.com/kansascity/news/2025/02/07/meta-google-evergy-data-centers-power-consumption.html

30 https://www.canarymedia.com/articles/policy-regulation/indiana-advocates-press-for-data-center-pause-amid-rising-energy-demand#:~:text=Two%20Microsoft%20data%20centers%20and,refinery%2C%20and%20other%20heavy%20industry.

31 https://www.pewresearch.org/short-reads/2025/02/28/5-facts-about-americans-and-youtube/

32

33 https://electroiq.com/stats/gmail-statistics/#:~:text=Gmail%20is%20popular%20across%20various,strong%20engagement%20with%20received%20communications.

34 https://www.nytimes.com/2017/05/13/technology/google-education-chromebooks-schools.html

35 https://electroiq.com/stats/gmail-statistics/#:~:text=Gmail%20is%20popular%20across%20various,strong%20engagement%20with%20received%20communications.

36 https://pmc.ncbi.nlm.nih.gov/articles/PMC7972328/#:~:text=In%202017%2C%20more%20than%20half,)%20(Singer%2C%202017a).

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Alphabet Inc.’s proxy statement.

6

Further, Gen Z and Millennial generations are currently experiencing “climate anxiety,” and, according to a 2024 Deloitte survey, feel businesses are best positioned to have the greatest influence on protecting the environment.37,38 If this demographic becomes aware that even their most basic AI queries consume multiple kilowatt hours of electricity and may be linked to delays in coal plant retirements or natural gas plant construction, the Company may be exposed to reputational risk, possible loss of market share, and loss of advertising revenue should its customers turn to using products from more sustainable companies.

However, Alphabet’s exposure to reputational and competitive risk is not limited to its younger customers. Customers of all generations are concerned about perceived lackluster corporate action to address the risks of climate change39 and may look to large, well-capitalized companies like Alphabet to lead on this critical issue.

In addition, the AI race and its associated boom in data center construction and operation is attracting attention from NGOs that are raising public awareness of the significant carbon footprints of these resource-intensive facilities. Their campaigns are beginning to draw negative attention to companies like Alphabet. 40,41,42,43

By fulfilling the request of the Proposal, Alphabet could better mitigate reputational and competitive risk, as outlined above, by disclosing a more specific timeline for implementing its various emission reduction strategies, discussing uncertainties that could derail its progress, and outlining alternative steps it might take should one or more of its strategies fall short. Providing this level of clarity about the realities of its challenge can help assure investors, customers, employees, and the communities in which it operates that Alphabet is fully committed to reducing its impact on climate and the environment even as it seeks to expand its AI capabilities.

_____________________________

37 https://fortune.com/2024/05/17/gen-z-millennial-sustainability-jobs-climate-change-deloitte/

38 https://www.pewresearch.org/science/2021/05/26/gen-z-millennials-stand-out-for-climate-change-activism-social-media-engagement-with-issue/

39 https://www.pewresearch.org/short-reads/2023/08/09/what-the-data-says-about-americans-views-of-climate-change/#:~:text=Americans%20see%20room%20for%20multiple,they%20are%20doing%20too%20little.

40 https://www.sierraclub.org/sierra/2024-3-fall/feature/carbon-footprint-amazon-google-and-facebook-growing

41 https://foe.org/wp-content/uploads/2024/03/AI_Climate_Disinfo_v6_031224.pdf

42 https://www.pecva.org/region/albemarle-charlottesville-region/ai-environmental-impacts-act-2024/

43 https://www.datacenterdynamics.com/en/analysis/outreach-with-the-opposition-a-conversation-with-the-piedmont-environmental-council/

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Alphabet Inc.’s proxy statement.

7

INVESTOR EXPECTATIONSAND EMERGING REGULATIONS REQUIRE ENHANCED DISCLOSURE

Investors are increasingly seeking comprehensive information, above and beyond typical sustainability report disclosures, allowing them to assess how companies are managing the complexities of reaching their climate targets.44,45,46 This kind of forward-looking information is being captured in corporate climate transition plans.

Further, new EU regulations will require Alphabet to prepare a climate transition plan. In 2024, the EU adopted its Corporate Sustainability Due Diligence Directive (CSDDD), which requires companies to identify and assess risks associated with human rights and environmental impacts as they relate to a company’s operations and value chain. The CSDDD explicitly mandates that companies “adopt and put into put into effect” transition plans demonstrating how their business models and strategies are compatible with the transition to a sustainable economy and with limiting of global warming to 1.5oC in line with the Paris Agreement. The CSDDD also directs companies to include “time-bound targets related to climate change for 2030 and in five-year steps up to 2050” in their plans.

The directive aligns with the Proposal’s request – to provide forward-looking qualitative and quantitative information that allow investors, policymakers, and the general public to assess the degree of alignment of Alphabet’s planned actions with limiting of global warming to 1.5oC and its targets of net-zero emissions, 50% absolute total emissions reduction, and sourcing 100% CFE by 2030.

Under current EU law, Alphabet’s first transition plan is due by 2030. However, Alphabet could best serve its investors by preparing a transition plan now, inclusive of the elements outlined in the Proposal. By doing so, it could be better prepared to submit its CSDDD-required transition plan.

Although the Proposal does not specifically call on Alphabet to issue a climate transition plan, many of the elements investors seek are found in transition plan guidance such as the UK’s Transition Plan Taskforce Disclosure Framework,47 which was created to be the gold standard of transition plan disclosure.48 Reporting to that framework, or similar guidance, could help satisfy the request of the Proposal.

_____________________________

44 https://www.fsb.org/2025/01/the-relevance-of-transition-plans-for-financial-stability/

45 https://www.ibanet.org/Understanding-climate-transition-plans

46 https://www.ey.com/content/dam/ey-unified-site/ey-com/en-gl/insights/climate-change-sustainability-services/documents/ey-gl-global-climate-action-barometer-11-2024.pdf?trk=public_post_comment-text#page=4.10

47 https://www.ifrs.org/content/dam/ifrs/knowledge-hub/resources/tpt/disclosure-framework-oct-2023.pdf

48 https://www.cgi.org.uk/resources/blogs/2024/the-transition-plan-taskforce-disclosure-framework-has-launched-what-should-you-know/#:~:text=The%20government%20launched%20the%20TPT,by%20action%20and%20clear%20deliverables.

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Alphabet Inc.’s proxy statement.

8

The Dynamic AI Development Environment

We are keenly aware that the race to expand AI capabilities, both in the U.S. and internationally, is dynamic. The recent release of large language models DeepSeek-V3 and DeepSeek-R1, which sent Alphabet’s, Meta’s, and AI chipmaker NVIDIA’s stocks tumbling, is a case in point.49 More resource efficient, the new DeepSeek models spurred hopes that AI queries could use far less energy. Yet, just as quickly, experts cited “Jevons Paradox,” an observation by economist William Stanley Jevons that as a resource becomes more efficient, so does demand for it.50,51,52 That is, cheaper to run AI models may not alter the steep growth predicted for global electricity demand at all. Therefore, it is critical that Alphabet not rely on the possibility of more efficient algorithms to solve its growing GHG emissions challenge.

OTHER COMPANIES ARE ALREADY PROVIDING THE DISCLOSURES REQUESTED BY THE PROPOSAL

Fortunately, other companies are already providing disclosures, through their public-facing climate transition plans, that Alphabet can look to in developing its own disclosures.

For example:

•	National Grid publishes scenario analyses to guide its “strategic decision-making process and support the delivery of [its] climate targets.”[53] It describes the assumptions, dependencies and uncertainties underpinning its plan to reach its near-term science-based and 2050 near-zero emissions reduction targets, and it outlines its near-term action steps.[54]
•	Ball Corporation provides a comprehensive set of scenario analyses describing factors that could impact its ability to reach its net-zero by 2040 emissions reduction target. Importantly, it also outlines alternative strategies for achieving its target in case its pathway dependencies change. [55,56] Ball Corporation also stress tests the robustness of each of its emissions reduction strategies and presents its analysis in a heat map. [57]

_____________________________

49 https://www.reuters.com/technology/chinas-deepseek-sets-off-ai-market-rout-2025-01-27/

50 https://www.axios.com/2025/01/28/deepseek-ai-model-energy-power-demand

51 https://www.eenews.net/articles/game-changer-what-deepseek-ai-means-for-electricity/

52 https://www.nytimes.com/2025/02/14/business/deepseek-openai-jevons-paradox.html

53 https://www.nationalgrid.com/document/151931/download#page=11

54 https://www.nationalgrid.com/document/151931/download

55 https://www.ball.com/getattachment/1682b13b-4f76-43ab-a111-733d2d70889f/NET-ZERO-REPORT-2023.pdf#page=13

56 https://www.ball.com/getattachment/1682b13b-4f76-43ab-a111-733d2d70889f/NET-ZERO-REPORT-2023.pdf#page=34

57 https://www.ball.com/getattachment/1682b13b-4f76-43ab-a111-733d2d70889f/NET-ZERO-REPORT-2023.pdf#page=57

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Alphabet Inc.’s proxy statement.

9

•	Multiple companies provide investor-useful waterfall charts including Ball Corporation,[58] Levi Strauss,[59] Unilever,[60] General Mills,[61] and National Grid[62] describing the amount of emissions reduction planned per emissions saving measure, such as renewable energy, energy efficiency, and supply chain emissions reduction, by the year their climate targets are due.

We believe these additional disclosures are critical in helping investors assess how board and management are navigating the business opportunities afforded by the rollout of new AI products with its existing climate commitments. Indeed, the billions of dollars invested in AI model development, training, and testing, microchips, and the data centers housing them call for more transparency around Alphabet’s plans rather than less.

Addressing Concerns Raised in Alphabet’s Opposition Statement

In its opposition statement, Alphabet notes that it is already transparent about the challenges it faces in reaching its climate targets, particularly as they relate to data center energy consumption, supply chain emissions, and procurement headwinds faced by the clean energy industry. It notes it is pursuing a wide range of opportunities to help achieve its emissions targets, such as next-generation nuclear energy and enhanced geothermal power.

We acknowledge Alphabet’s history and reputation as a climate leader and laud the Company’s formidable efforts to tackle the emissions associated with running its extensive and global business. However, the Proposal simply requests that Alphabet provide additional information about the challenges and uncertainties it faces in realizing its 2030 targets. Rather than general statements about its uncertainties, we strongly believe, as demonstrated above, investors and stakeholders would benefit by better understanding the scope and scale of uncertainty surrounding each of its identified challenges and how that uncertainty translates into real-world impacts on reaching its targets.

_____________________________

58 https://www.ball.com/getattachment/1682b13b-4f76-43ab-a111-733d2d70889f/NET-ZERO-REPORT-2023.pdf#page=15

59 https://www.levistrauss.com/wp-content/uploads/2024/10/Climate-Transition-Plan.pdf#page=13

60 https://www.unilever.com/files/ctap.pdf#page=18

61 General Mills 2024 Climate Transition Action Plan. Pg 6.

62 https://www.nationalgrid.com/document/151931/download

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Alphabet Inc.’s proxy statement.

10

Alphabet also states that, “Preparing the separate, bespoke report as requested by the proponent would be duplicative and inefficient, administratively burdensome, and an ineffective use of our resources.” To be clear, Trillium is not seeking a separate and bespoke report. The form of disclosure is up to Alphabet’s discretion, and we see no reason why the Company cannot integrate the requested information into its existing reporting if it wants to do so.

Conclusion

Without additional disclosure, it is difficult to gauge how Alphabet’s strategies, i.e. AI model optimization, efficient infrastructure, and clean energy procurement, will be implemented in the scale and timeframe needed to reach its 2030 targets. Further, as Alphabet itself reports, its GHG emissions have been rising significantly since 2019.

Greater transparency could help Alphabet avoid the material risk associated with potential reputational damage, reduced market share, and lack of investor confidence if the Company’s climate mitigation activities are not effectively managed, remain unclear, or require significant strategic pivots. Helpful disclosure would include contingency plans that include scenario analyses, stress tests of its emissions reduction strategies, and waterfall charts that describe its anticipated GHG reductions per each emissions reduction strategy.

Alphabet has the opportunity to better inform its investors, customers, and employees who would like to understand the challenges and opportunities the Company faces as it works toward achieving its 2030 climate targets.

We therefore urge you to vote FOR Proposal 7 on Alphabet’s proxy card.

If you have any questions or need additional information, contact Andrea Ranger at aranger@trilliuminvest.com.

IMPORTANT NOTICE: The views expressed are those of the authors as of the date referenced and are subject to change at any time based on market or other conditions. These views are not intended to be a forecast of future events or a guarantee of future results. These views may not be relied upon as investment advice. The information provided in this material should not be considered a recommendation to buy or sell any of the securities mentioned. It should not be assumed that investments in such securities have been or will be profitable. To the extent specific securities are mentioned, they have been selected by the authors on an objective basis to illustrate views expressed in the commentary and do not represent all of the securities purchased, sold or recommended for advisory clients. The information contained herein has been prepared from sources believed reliable but is not guaranteed by us as to its timeliness or accuracy, and is not a complete summary or statement of all available data. This piece is for informational purposes and should not be construed as a research report.

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Alphabet Inc.’s proxy statement.